

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

July 10, 2017

Via E-mail
Steven R. Staub
Vice President and Treasurer
The Cleveland Electric Illuminating Company
Ohio Edison Company
The Toledo Edison Company
c/o FirstEnergy Ohio PIRB Special Purpose Trust 2013
76 South Main Street
Akron, Ohio 44308

      Re: FirstEnergy Ohio PIRB Special Purpose Trust 2013
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Response dated June 30, 2017
              File No. 333-187692-06

Dear Mr. Staub:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Katherine Hsu

                           Katherine Hsu
                           Office Chief
                           Office of Structured Finance

cc: Gina K. Gunning, Esq., FirstEnergy Service Company
       Jon Taylor, FirstEnergy Service Company